CHANGE IN CERTAIN INVESTMENT STRATEGIES

On December 10, 2012, the Fund's Board of Trustees approved a change to certain of the Fund's investment strategies. The Fund's investment strategies are non-fundamental policies of the Fund and require 60 days' prior written notice to shareholders before they can be changed by the Board without receiving shareholder approval. As such, on or about March 8, 2013, the following Fund investment strategy will become effective:

      o The Fund may invest up to 10% of its Managed Assets in Other MBS (as defined in the Fund's Prospectus) and ABS securities, including non-mortgage ABS securities.